itaú

Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On February 26, 2026, at 09:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Once the meeting started, the Board members resolved on the payment of interest on capital to stockholders, “ad referendum” of the General Stockholders’ Meeting, and in accordance with sub item 6.8, X of the Company’s Bylaws and Stockholder Remuneration Policy, in the amount of R$ 0. 34888 per share, with income tax withholding at a rate of 17,5%, resulting in net interest of R$ 0.287826 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding, which will be made until August 31, 2026. Interest will be recorded as credit to the specific account on March 27, 2026, based on the final stockholding position recorded on March 19, 2026, with their shares traded ex-rights starting March 20, 2025.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), February 26, 2026. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino – Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members.

GUSTAVO LOPES RODRIGUES

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23
Corporativo | Interno
Investor Relations +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores/en/